UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 6)*

Grupo Televisa, S.A.B.

(Name of Issuer)

Global Depositary Shares, each representing five CPOs

(Title of Class of Securities)

40049J206

(CUSIP Number)

December 31, 2021

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 40049J206
1.	Names of Reporting Persons Melinda French Gates

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 31,075,803 GDS equivalents, which represent 155,379,015 CPOs (1)

	6.	Shared Voting Power 3,415,501 GDS equivalents, which represent 17,077,505 CPOs (1) (2)

	7.	Sole Dispositive Power 31,075,803 GDS equivalents, which represent 155,379,015 CPOs (1)

	8.	Shared Dispositive Power 3,415,501 GDS equivalents, which represent 17,077,505 CPOs (1) (2)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 34,491,304 GDS equivalents, which represent 172,456,520 CPOs (1) (2)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 6.2% (3)

12.	Type of Reporting Person (See Instructions) IN

(1)	Represents the total number of Global Depositary Shares (“GDS”) and Ordinary Participation Certificates (“CPO”) of Grupo Televisa, S.A.B. (the “Issuer”) held by the Reporting Person, as converted to GDS (“GDS equivalents”). Each GDS represents five CPOs. Each CPO represents 25 Series “A” Shares, 22 Series “B” Shares, 35 Series “D” Shares, and 35 Series “L” shares, all without par value.

(2)	Bill & Melinda Gates Foundation Trust (the “Trust”) beneficially owns 3,415,501 GDS equivalents. For purposes of Rule 13d-3 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), all of the Issuer’s GDS equivalents beneficially owned by the Trust may be deemed to be beneficially owned by William H. Gates III and Melinda French Gates as Co-Trustees of the Trust.

(3)	Based on 560 million GDS equivalents outstanding on September 30, 2021. The percent of GDS equivalents in Row 11 represents 6.2% of the CPOs outstanding, which in turn represents 3.8% of the Series “A” Shares and 7.4% of each of the Series “B” Shares, Series “D” Shares, and Series “L” shares outstanding.

CUSIP No. 40049J206
1.	Names of Reporting Persons Bill & Melinda Gates Foundation Trust

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization State of Washington

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power -0-

	6.	Shared Voting Power 3,415,501 GDS equivalents, which represent 17,077,505 CPOs (1) (2)

	7.	Sole Dispositive Power -0-

	8.	Shared Dispositive Power 3,415,501 GDS equivalents, which represent 17,077,505 CPOs (1) (2)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,415,501 GDS equivalents, which represent 17,077,505 CPOs (1) (2)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 0.6% (3)

12.	Type of Reporting Person (See Instructions) OO

(1)	Represents the total number of GDS and CPO of the Issuer held by the Reporting Person, as converted to GDS equivalents. Each GDS represents five CPOs. Each CPO represents 25 Series “A” Shares, 22 Series “B” Shares, 35 Series “D” Shares, and 35 Series “L” shares, all without par value.

(2)	For purposes of Rule 13d-3 under the Exchange Act, all of the Issuer’s GDS equivalents beneficially owned by the Trust may be deemed to be beneficially owned by William H. Gates III and Melinda French Gates as Co-Trustees of the Trust.

(3)	Based on 560 million GDS equivalents outstanding on September 30, 2021. The percent of GDS equivalents in Row 11 represents 0.6% of the CPOs outstanding, which in turn represents 0.4% of the Series “A” Shares and 0.7% of each of the Series “B” Shares, Series “D” Shares, and Series “L” shares outstanding.

CUSIP No. 40049J206
1.	Names of Reporting Persons William H. Gates III

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power -0-

	6.	Shared Voting Power 3,415,501 GDS equivalents, which represent 17,077,505 CPOs (1) (2)

	7.	Sole Dispositive Power -0-

	8.	Shared Dispositive Power 3,415,501 GDS equivalents, which represent 17,077,505 CPOs (1) (2)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,415,501 GDS equivalents, which represent 17,077,505 CPOs (1) (2)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 0.6% (3)

12.	Type of Reporting Person (See Instructions) IN

(1)	Represents the total number of GDS and CPO of the Issuer held by the Reporting Person, as converted to GDS equivalents. Each GDS represents five CPOs. Each CPO represents 25 Series “A” Shares, 22 Series “B” Shares, 35 Series “D” Shares, and 35 Series “L” shares, all without par value.

(2)	The Trust beneficially owns 3,415,501 GDS equivalents. For purposes of Rule 13d-3 under the Exchange Act, all of the Issuer’s GDS equivalents beneficially owned by the Trust may be deemed to be beneficially owned by William H. Gates III and Melinda French Gates as Co-Trustees of the Trust.

(3)	Based on 560 million GDS equivalents outstanding on September 30, 2021. The percent of GDS equivalents in Row 11 represents 0.6% of the CPOs outstanding, which in turn represents 0.4% of the Series “A” Shares and 0.7% of each of the Series “B” Shares, Series “D” Shares, and Series “L” shares outstanding.

Item 1.
	(a)	Name of Issuer Grupo Televisa, S.A.B. (the “Issuer”)
	(b)	Address of Issuer’s Principal Executive Offices Av. Vasco de Quiroga No. 2000 Colonia Santa Fe 01210 Mexico City Mexico
Item 2.
(a)	Name of Person Filing
Melinda French Gates (“MFG”), Bill & Melinda Gates Foundation Trust (the “Trust”), and William H. Gates III (“WHG,” and together with MFG and the Trust, the “Reporting Persons”) (1)
(b)

Address of Principal Business Office or, if none, Residence
MFG – 500 Fifth Avenue North, Seattle, Washington 98109

The Trust – 2365 Carillon Point, Kirkland, WA 98033

WHG – 500 Fifth Avenue North, Seattle, Washington 98109

	(c)	Citizenship MFG is a citizen of the United States of America. The Trust is a charitable trust organized under the laws of the State of Washington. WHG is a citizen of the United States of America.
	(d)	Title of Class of Securities Global Depositary Shares, each representing five Ordinary Participation Certificates, no par value.
	(e)	CUSIP Number 40049J206

Item 3.	If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), check whether the person filing is a:
Not Applicable.

Item 4.	Ownership
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

	(a)	Amount beneficially owned: See the responses to Item 9 on the attached cover pages.
	(b)	Percent of class: See the responses to Item 11 on the attached cover pages.
	(c)	Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote See the responses to Item 5 on the attached cover pages.
(ii) Shared power to vote or to direct the vote See the responses to Item 6 on the attached cover pages.
(iii) Sole power to dispose or to direct the disposition of See the responses to Item 7 on the attached cover pages.
(iv) Shared power to dispose or to direct the disposition of See the responses to Item 8 on the attached cover pages.

(1)	Neither the present filing nor anything contained herein shall be construed as an admission that the Reporting Persons constitute a “group” for any purpose and each Reporting Person expressly disclaims membership in a group.

Item 5.	Ownership of 5 Percent or Less of a Class
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☐.

Item 6.	Ownership of More than 5 Percent on Behalf of Another Person
Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not Applicable.

Item 8.	Identification and Classification of Members of the Group
Not Applicable.

Item 9.	Notice of Dissolution of Group
Not Applicable.

Item 10.	Certification
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 14, 2022	Melinda French Gates (1)

	By:	/s/ John K. Sage
		Name:	John K. Sage (2)
		Title:	Attorney-in-fact

Bill & Melinda Gates Foundation Trust (1)

	By:	/s/ Alan Heuberger
		Name:	Alan Heuberger (3)
		Title:	Attorney-in-fact for each of the Co-Trustees, William H. Gates III and Melinda French Gates

William H. Gates III (1)

	By:	/s/ Alan Heuberger
		Name:	Alan Heuberger (4)
		Title:	Attorney-in-fact

(1)	This amendment is being filed jointly by the Reporting Persons pursuant to the Joint Filing Agreement, dated February 14, 2006, and included with the signature page to Cascade Investment L.L.C.’s Amendment No. 1 to Schedule 13G with respect to Grupo Televisa, S.A.B. on February 15, 2006, SEC File No. 005-60431, and incorporated by reference herein.

(2)	Duly authorized under Limited Durable Power of Attorney appointing John K. Sage and Brooke Anderson attorneys-in-fact, dated December 14, 2021, by and on behalf of MFG, filed as Exhibit 99.2 to Amendment No. 4 to Cascade Investment, L.L.C.’s Schedule 13D with respect to Canadian National Railway Co. on December 20, 2021, SEC File No. 005-48661, and incorporated by reference herein.

(3)	Duly authorized under Special Limited Power of Attorney appointing Alan Heuberger attorney-in-fact, dated August 12, 2008, by and on behalf of WHG and MFG as Co-Trustees, filed as Exhibit 99.5 to Cascade Investment, L.L.C.’s Schedule 13D with respect to Grupo Televisa, S.A.B. on May 7, 2009, SEC File No. 005-60431 and incorporated by reference herein.

(4)	Duly authorized under Special Limited Power of Attorney appointing Alan Heuberger attorney-in-fact, dated August 12, 2008, by and on behalf of WHG, filed as Exhibit 99.2 to Amendment No. 1 to Cascade Investment L.L.C.’s Schedule 13D with respect to Otter Tail Corporation on April 15, 2009, SEC File No. 005-06638 and incorporated by reference herein.